UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*1

Benitec Biopharma Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

08205P100
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 The previous 13G Amendment filed by the Reporting Persons on February 13, 2023 reflected incorrect share counts due to a calculation error in determining the shares outstanding of the Issuer.

CUSIP No.	08205P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Suvretta Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,020,214

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,020,214

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,020,214

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, OO

CUSIP No.	08205P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Averill Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,020,214

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,020,214

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,020,214

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	08205P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Aaron Cowen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,020,214

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,020,214

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,020,214

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

CUSIP No.	08205P100

Item 1.	(a).	Name of Issuer:

Benitec Biopharma Inc.

	(b).	Address of Issuer's Principal Executive Offices:

3940 Trust Way Hayward, California 94545

Item 2.	(a) – (c)	Name, Principal Business Address, and Citizenship of Persons Filing:

Suvretta Capital Management, LLC – Delaware Averill Master Fund, Ltd. – Cayman Islands
Aaron Cowen – U.S.A.

Suvretta Capital Management, LLC: 540 Madison Avenue, 7th Floor New York, New York 10022

United States of America

Averill Master Fund, Ltd.:

c/o Maples Corporate Services Limited

P.O. Box 309

Ugland House

Grand Cayman KY1-1104

Cayman Islands

Aaron Cowen:

c/o Suvretta Capital Management, LLC

540 Madison Avenue, 7th Floor

New York, New York 10022

	(d).	Title of Class of Securities:

Common Stock, par value $0.0001 (the “Common Stock”)

	(e).	CUSIP Number:

08205P100

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Items 6 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock directly held by Averill Master Fund, Ltd. (the “Fund”), which may be deemed to be indirectly beneficially owned by Suvretta Capital Management, LLC and Aaron Cowen, as well as Common Stock that may be acquired upon the exercise of pre-funded warrants with no expiration date with an exercise price of $0.001 per share of Common Stock (“Pre-Funded Warrants”), subject to the limitations on exercise described below.

The Pre-Funded Warrants are only exercisable to the extent that after giving effect to such exercise the holders thereof, their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding Common Stock (the “Maximum Percentage”). By written notice to the Issuer, the Fund may from time to time increase or decrease the Maximum Percentage applicable to it to any other percentage not in excess of 19.99%, provided that any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Issuer. As a result of this restriction, the Pre-Funded Warrants are not all presently exercisable and the number of shares of Common Stock that may be issued upon exercise of the Pre-Funded Warrants by the above holders may change depending upon changes in the outstanding Common Stock.

(a)	Amount beneficially owned:

Suvretta Capital Management, LLC – 3,020,214
Averill Master Fund, Ltd. – 3,020,214
Aaron Cowen – 3,020,214

(b)	Percent of class:

Suvretta Capital Management, LLC – 9.99%
Averill Master Fund, Ltd. – 9.99%
Aaron Cowen – 9.99%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

Suvretta Capital Management, LLC – 0
Averill Master Fund, Ltd. – 0
Aaron Cowen – 0

	(ii)	Shared power to vote or to direct the vote

Suvretta Capital Management, LLC – 3,020,214
Averill Master Fund, Ltd. – 3,020,214
Aaron Cowen – 3,020,214

	(iii)	Sole power to dispose or to direct the disposition of

Suvretta Capital Management, LLC – 0
Averill Master Fund, Ltd. – 0
Aaron Cowen – 0

	(iv)	Shared power to dispose or to direct the disposition of

Suvretta Capital Management, LLC – 3,020,214
Averill Master Fund, Ltd. – 3,020,214
Aaron Cowen – 3,020,214

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Exhibit B attached hereto.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 18, 2023
(Date)

Suvretta Capital Management, LLC*

By: /s/ Aaron Cowen
(Signature)

Authorized Signatory
(Name/Title) Averill Master Fund, Ltd.*

By: /s/ Aaron Cowen
(Signature)

Director
(Name/Title)
Aaron Cowen*
/s/ Aaron Cowen
(Signature)

*Each Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment 2 to Schedule 13G dated April 18, 2023 relating to the Common Stock, par value $0.0001 of Benitec Biopharma Inc. shall be filed on behalf of the undersigned.

April 18, 2023
(Date)

Suvretta Capital Management, LLC

By: /s/ Aaron Cowen
(Signature)

Authorized Signatory
(Name/Title) Averill Master Fund, Ltd.

By: /s/ Aaron Cowen
(Signature)

Director
(Name/Title)
Aaron Cowen
/s/ Aaron Cowen
(Signature)

Exhibit B

Aaron Cowen has beneficial ownership by virtue of his role as a control person of Suvretta Capital Management, LLC.